UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CONMED HEALTHCARE MANAGEMENT, INC.

(Name of Subject Company)

HANOVER MERGER SUB, INC.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

CORRECT CARE SOLUTIONS, LLC

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

20741M03

(CUSIP Number of Class of Securities)

Correct Care Solutions, LLC

1283 Murfreesboro Road, Suite 500

Nashville, TN 37217

Attention: [●]

(800) 592-2974

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Kendrick Chow, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Additional Information and Where to Find It.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Hanover Merger Sub, Inc. (the “Purchaser”), a wholly-owned subsidiary of Correct Care Solutions, LLC ( “Parent”) for all of the outstanding shares of common stock, par value $0.0001 per share, of Conmed Healthcare Management, Inc. (the “Company”) to be commenced pursuant to the Agreement and Plan of Merger, dated July 16, 2012, by and among Parent, the Purchaser and the Company.

The tender offer to purchase the Company’s outstanding common stock referenced in this Tender Offer Statement on Schedule TO and the press release filed herewith has not yet commenced, and neither are offers to purchase, nor are they solicitations of offers to sell, any securities. The tender offer to purchase the Company’s outstanding common stock will be made only pursuant to a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which the Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”). Thereafter, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The Tender Offer Statement and Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Those materials will be sent free of charge to all stockholders of the Company when available. In addition, the Tender Offer Statement and Schedule 14D-9 (and all other materials filed by the Company with the SEC) will be available at no charge on the SEC’s website at www.sec.gov. Free copies of the Tender Offer Statement, offer to purchase and related materials may be obtained (when these documents become available) from the Purchaser by written request to: Correct Care Solutions, LLC, 1283 Murfreesboro Road, Suite 500, Nashville, TN 37217, telephone number (800) 592-2974.

Item 12.	Exhibits.

Exhibit No.	Description

99.1	Press Release issued July 16, 2012